UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

Issue of U.S.$50,000,000 Callable Fixed Rate Notes due November 20, 2029

under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: November 20, 2024

The following information regarding an issue of U.S.$50,000,000 Callable Fixed Rate Notes due November 20, 2029 (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 3, 2024 (the “Information Statement”), the Prospectus dated October 3, 2023 (the “Prospectus”), the Final Terms dated November 18, 2024 (the “Final Terms”), and the Terms Agreement dated November 18, 2024 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. Issue of U.S.$50,000,000 Callable Fixed Rate Notes due November 20, 2029.

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)

Interest Rate/Interest Payment Date. 4.60 per cent. per annum payable annually in arrears on November 20 of each year commencing on November 20, 2025, up to and including the Maturity Date. See, Final Terms, Item 15.

(c)	Maturity Date. November 20, 2029.

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)

Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Program Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.	Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3.	Distribution Spread. See Final Terms, “Distribution”.

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5.	Other Expenses of Distribution Not applicable.

Item 6.	Application of Proceeds. The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7.	Exhibits

A.	Information Statement (dated October 3, 2024);[1]

B.	Prospectus (October 3, 2023);[2]

C.	Final Terms (November 18, 2024); and

D.	Terms Agreement (November 18, 2024).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 3, 2024
[2]	Filed on October 18, 2023.

Exhibit C

EXECUTION VERSION

Final Terms dated November 18, 2024

International Finance Corporation

Issue of

U.S.$50,000,000 Callable Fixed Rate Notes due November 20, 2029

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated October 3, 2023. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1. Issuer:	International Finance Corporation

2. (i) Series Number:	2688

(ii) Tranche Number:	1

3. Specified Currency or Currencies:	United States Dollars (U.S.$)

4. Aggregate Nominal Amount:

(i) Series:	U.S.$50,000,000

(ii) Tranche:	U.S.$50,000,000

5. Issue Price:	100 per cent. of the Aggregate Nominal Amount

6. (i) Specified Denominations:	U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof

(ii) Calculation Amount:	U.S.$1,000

7. (i) Issue Date:	November 20, 2024

(ii) Interest Commencement Date:	November 20, 2024

8. Maturity Date:	November 20, 2029

9. Interest Basis:	4.60 per cent. Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis:	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Put/Call Options:	Corporation Call (further particulars specified below)

13. Status of the Notes:	Senior

14. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Applicable

(i) Rate of Interest:	4.60 per cent. per annum payable annually in arrear

(ii) Interest Payment Date(s):	November 20 in each year, commencing on November 20, 2025, up to and including the Maturity Date

(iii) Fixed Coupon Amount:	U.S.$46.00 per Calculation Amount

(iv) Broken Amount(s):	Not Applicable

(v) Day Count Fraction:	30/360 (unadjusted)

(vi) Determination Dates:	Not Applicable

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

16. Floating Rate Note Provisions:	Not Applicable

17. Zero Coupon Note Provisions:	Not Applicable

18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable

19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option:	Applicable

(i) Optional Redemption Date(s):	August 20, 2027

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	In whole only, at U.S.$ 1,000 per Calculation Amount

(iii) If redeemable in part:	Not Applicable

(iv) Notice Period:	Not less than 5 Business Days prior to the Optional Redemption Date. “Business Day” means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in New York, New York.

21. Automatic Early Redemption:	Not Applicable

22. Put Option:	Not Applicable

23. Final Redemption Amount of each Note:	U.S.$1,000 per Calculation Amount

24.  Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

U.S.$1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25. Form of Notes:	Registered Notes: DTC Global Certificate available on Issue Date

26. New Global Note (NGN):	No

27. Global Certificate held under the new safe-keeping structure (NSS):	No

28. Financial Centre(s) or other special provisions relating to payment dates:	New York

29. Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	No

30. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made:	Not Applicable

31. Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable

32. Redenomination, renominalization and reconventioning provisions:	Not Applicable

33. Consolidation provisions:	Not Applicable

34. Additional terms:

Applicable

For the purposes of this issue of Notes the first sentence of Condition 6(h) shall be deemed amended to read as follows: “If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day (unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding business day) nor to any interest or other sum in respect of any such postponed payment.”

35. Governing law:	New York

DISTRIBUTION

36. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable

(ii) Date of Terms Agreement:	November 18, 2024

(iii) Stabilizing Manager(s) (if any):	Not Applicable

37. If non-syndicated, name and address of Dealer:	BMO Capital Markets Corp. 151 West 42nd Street, Floor 9 New York, NY 10036 Attention: Sean Hayes Telephone: 212-702-1866 Emails: USTMG@BMO.COM SSAOrigination@bmo.com

38. Total commission and concession:	No commissions or concessions are payable in respect of the Notes.

39. Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/s/ Tom M.V. Ceusters
Duly authorized

PART B – OTHER INFORMATION

1. LISTING

(i) Listing:	Not listed

(ii) Admission to trading:	Not Applicable

2. RATINGS

Ratings:	Notes under the Program have been rated:

S & P: AAA
Moody’s: Aaa

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

4. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No.

ISIN Code:	US45950VUB07

Common Code:	294561510

CUSIP:	45950VUB0

Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	Not Applicable

Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

5. GENERAL

Applicable TEFRA exemption:	Not Applicable

Exhibit D

EXECUTION VERSION

TERMS AGREEMENT NO. 2688 UNDER

THE STANDARD PROVISIONS

November 18, 2024

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1

The undersigned agrees to purchase from you (the “Corporation”) the Corporation’s U.S.$50,000,000 Callable Fixed Rate Notes due November 20, 2029 (the “Notes”) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 9:00 a.m. New York City time on November 20, 2024 (the “Settlement Date”) at an aggregate purchase price of U.S.$50,000,000 (which is 100% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of October 11, 2021 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, the term “Time of Sale” refers to November 13, 2024, 12:27 p.m. New York time and the term “Dealer” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3

The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof. The Corporation has not committed or earmarked the proceeds of the Notes for lending to, or financing activities with, a specific person or organization.

4

The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6(a) of the Standard Provisions, dated as of the Settlement Date.

5

The Corporation agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 per cent. of the nominal amount of the Notes).

6

The purchase price specified above will be paid by the Dealer to Citibank, N.A., as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Corporation on the Settlement Date.

7

The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8

In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

10	For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

11	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

12

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

2

BMO CAPITAL MARKETS CORP.

By:	/s/ Sean M. Hayes
Name: Sean M. Hayes
Title: Managing Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Tom M.V. Ceusters
Name: Tom M.V. Ceusters
Title: Director, Treasury, Capital Markets & Investments

SCHEDULE I

Notice Details of the Dealer:

BMO Capital Markets Corp.

151 West 42nd Street, Floor 9

New York, NY 10036

Attention: Sean Hayes

Telephone: 212-702-1866

Emails: USTMG@BMO.COM

    SSAOrigination@bmo.com